UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

PRIMARY FILING

ANNUAL REPORT

of

PROVINCE OF NEW BRUNSWICK
CANADA (Name of Registrant)

Date of end of last fiscal year to which this report relates: March 31, 2024

SECURITIES REGISTERED *

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Tom Clark

Canadian Consulate General

1251 Avenue of the Americas

New York, NY 10020

Copies to:

DEANNA L. KIRKPATRICK Davis Polk 450 Lexington Avenue New York, NY 10017	PETER KIELEY Assistant Deputy Minister Finance and Treasury Division Province of New Brunswick P.O. Box 6000 Fredericton, NB Canada E3B5H1

* The Registrant is filing this amendment to its annual report on a voluntary basis.

PROVINCE OF NEW BRUNSWICK

The undersigned registrant hereby submits its Annual Report on Form 18-K for the fiscal year ended March 31, 2024 (the “Annual Report”) as follows:

Exhibit 99.11	Current Description of the Province of New Brunswick

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at Fredericton, New Brunswick, Canada on the 20th day of December 2024.

PROVINCE OF NEW BRUNSWICK

By:	/s/ Peter Kieley
Name:	Peter Kieley
Title:	Assistant Deputy Minister

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EXHIBIT INDEX

Exhibit 99.11	Current Description of the Province of New Brunswick

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